UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 12, 2025

(Date of earliest event reported)

Forge Group, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	85-4184821
(State or other incorporation)	(I.R.S. Employer Identification No.)

P.O. Box 15033

Worcester, MA 01615

(Full mailing address of principal executive offices)

(202) 547-8700

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

A.M. Best Ratings Upgrade

On June 12, 2025, Forge Group, Inc. (the “Company”) issued a press release, which will be posted on its website and on its company page on the OTC Market website, announcing that A.M. Best, a global credit rating agency specializing in the insurance industry, has upgraded the Financial Strength Rating to A- (Excellent) from B++ (Good) and the Long-Term Issuer Credit Rating to “a-” (Excellent) from “bbb+” (Good) of Forge Insurance Company, a wholly owned subsidiary of the Company. A copy of the press release is filed as Exhibit 1U.1 to this Report on Form 1-U.

Exhibit No.	Description of Exhibit
1U.1	A.M. Best Ratings Upgrade

Safe Harbor Statement

The information furnished in Form 1-U is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

This Current Report on Form 1-U may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated February 7, 2022, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forge Group, Inc.

By:	/s/ Patrick J. Bracewell
Patrick J. Bracewell
Chief Executive Officer

Date: June 12, 2025